As filed with the Securities and Exchange Commission on December 15, 2006
Registration No. 333-138670
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2 TO
Form F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALCATEL LUCENT
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Republic of France (State or other jurisdiction of incorporation or organization)	Not applicable (I.R.S. Employer Identification Number)

54, rue La Boétie
75008 Paris
France
(33) 1-40-76-10-10
(Address and telephone number of registrant’s principal executive offices)

Stephen R. Reynolds
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(908) 582-8500
(Name, address, and telephone number of agent for service)

Copies to:

Lauren K. Boglivi, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036-8299 (212) 969-3000	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

TABLE OF CONTENTS

REFERENCES TO ADDITIONAL INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
RATIOS OF EARNINGS TO FIXED CHARGES
THE CONSENT SOLICITATION
DESCRIPTION OF OUR GUARANTY
U.S. FEDERAL INCOME TAX CONSIDERATIONS
ADDITIONAL INFORMATION
EXPENSES OF THE ISSUE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN GET MORE INFORMATION
PART II
Item 8. Indemnification of Directors and Officers.
Item 9. Exhibits.
Item 10. Undertakings.
SIGNATURES
EX-4.1.3: SECOND SUPPLEMENTAL INDENTURE
EX-4.1.4: REVISED FORM OF THIRD SUPPLEMENTAL INDENTURE
EX-4.1.5: SUBORDINATED GUARANTY
EX-8.1: OPINION OF PROSKAUER ROSE
EX-23.1: CONSENT OF DELOITE & ASSOCIES
EX-23.2: CONSENT OF PRICEWATERHOUSECOOPERS
EX-24.2: POWER OF ATTORNEY
EX-99.1: LETTER OF CONSENT

Consent Solicitation/Prospectus
Alcatel Lucent
Offer to Guarantee
and
Consent Solicitation

2 3/4% Series A Convertible Senior Debentures due 2023	and	2 3/4% Series B Convertible Senior Debentures due 2025
(CUSIP No. 549463AG2)		(CUSIP No. 549463AH0)

of
LUCENT TECHNOLOGIES INC.

The expiration date for the consent solicitation is 1:00 p.m., New York City time, on Friday, December 29, 2006 (the “expiration date”) unless extended in respect of either or both series of the debentures or withdrawn prior to that time.

We are soliciting the consent of the holders of a majority of the outstanding principal amount of each series of debentures to the proposed amendments to the indenture dated as of June 4, 2003, as supplemented (the “indenture”), between Lucent Technologies Inc. (“Lucent”) and The Bank of New York, as trustee, under which the debentures were issued.

If we receive the required consent:

•	Guaranty. We will issue a full and unconditional guaranty of the debentures to all holders of each series of debentures. The guaranty will be unsecured and will be subordinated to the prior payment in full of our senior debt and will be pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations;

•	Interest rate adjustment. We will increase the interest payable on the principal amount of the debentures from 2 3/4% per annum to 2.875% per annum. Interest will accrue at the increased rate commencing from the date on which the supplemental indenture is effective as to all holders;

•	One-time conversion rate adjustment. We will increase the conversion rate to 59.7015 ADSs for each $1,000 in principal amount of Series A debentures and to 65.1465 ADSs for each $1,000 in principal amount of Series B debentures; and

•	Conversion rate adjustment upon cash dividends or distributions in excess of €0.08 per share. Subject to certain limitations, we will adjust the conversion rate for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually.

The amendments for which we are soliciting consent:

•	would allow us, in lieu of Lucent, to provide the trustee under the indenture and the holders of the debentures with copies of our annual report and such other information, documents and other reports that are required to be filed by us pursuant to sections 13 and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are seeking your consent for this proposed amendment to the indenture in an effort to eliminate having to produce separate Exchange Act reports for Lucent. Following the merger between Alcatel and Lucent, Lucent is no longer required by the Exchange Act to file such reports; and

•	would allow us to amend the indenture to adjust the conversion rate for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually.

This consent solicitation/prospectus supercedes the terms of the consent solicitation with respect to the debentures set forth in the joint solicitation statement/prospectus dated November 14, 2006 and the joint solicitation statement/prospectus supplement dated November 27, 2006.

We reserve the right to further amend the terms of the consent solicitation or extend the expiration date in respect of either or both series of the debentures in our sole discretion.

All holders of the debentures who have previously delivered consents must redeliver such consents.

For a discussion of factors you should consider before you decide whether to consent, see “Risk Factors” beginning on page 7.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, nor have any of these organizations determined that this consent solicitation/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The solicitation agent for the consent solicitation is:

Bear, Stearns & Co. Inc.

The date of this consent solicitation/prospectus is December 15, 2006

REFERENCES TO ADDITIONAL INFORMATION

As used in this consent solicitation/prospectus:

•	“Alcatel” refers to Alcatel, a société anonyme organized under the laws or the Republic of France, which was renamed “Alcatel Lucent” upon effectiveness of the merger;

•	“Lucent” refers to Lucent Technologies Inc., a Delaware corporation;

•	the “merger” refers to the merger completed on the terms set forth in the agreement and plan of merger, dated as of April 2, 2006, or the merger agreement, among Alcatel, Aura Merger Sub, Inc., a wholly owned subsidiary of Alcatel, and Lucent, pursuant to which Aura Merger Sub merged with and into Lucent, with Lucent surviving the merger and continuing its existence as a wholly owned subsidiary of Alcatel Lucent;

•	“Alcatel Lucent,” “we,” “us,” and “the combined company” refers to Alcatel Lucent, the combined company following the effectiveness of the merger;

This consent solicitation/prospectus incorporates by reference important business and financial information about Alcatel, Lucent and Alcatel Lucent from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that are not included in or delivered with this consent solicitation/prospectus. For a more detailed description of the documents incorporated by reference into this consent solicitation/prospectus see “Where You Can Get More Information — Incorporation of Documents by Reference” on page 33.

Documents incorporated by reference, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this consent solicitation/prospectus, are available to you without charge upon your written or oral request. You can obtain any of these documents from the SEC’s website at www.sec.gov or by requesting them in writing or by telephone from us at the address below:

Alcatel Lucent
54, rue La Boétie
75008 Paris, France
011 33(1) 40 76 10 10
Attention: Investor Relations
www.alcatel-lucent.com

We are not incorporating the contents of our website or the website of the SEC or any other person into this document. We are providing only the information about how you can obtain certain documents that are incorporated by reference into this consent solicitation/prospectus at these websites for your convenience.

PROSPECTUS SUMMARY

This summary highlights basic information about us, Lucent and the consent solicitation but does not contain all information important to you. You should read this entire consent solicitation/prospectus and any documents incorporated by reference into this consent solicitation/prospectus, including the section under the heading “Risk Factors”, as well as the consolidated financial statements and notes thereto of each of Alcatel and Lucent incorporated by reference into this consent solicitation/prospectus.

The Company

Alcatel Lucent
54, rue La Boétie
75008 Paris, France
011 33(1) 40 76 10 10
Attention: Investor Relations
www.alcatel-lucent.com

Alcatel Lucent provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel Lucent offers end-to-end solutions that enable communications services for residential, business and mobile customers. Alcatel Lucent has 79,000 employees and operations in more than 130 countries. The company has one of the most experienced global services teams and one of the largest R&D organizations in the telecommunications industry. The pro forma combined revenues of Alcatel Lucent were €18.6 billion in 2005. (All figures exclude the impact of the activities to be transferred to Thales). Alcatel Lucent is headquartered in Paris, France.

On November 30, 2006, pursuant to the merger agreement, a wholly owned subsidiary of Alcatel was merged with and into Lucent, with Lucent surviving the merger and continuing its existence as a wholly owned subsidiary of Alcatel. At the effective time of the merger, Alcatel was renamed “Alcatel Lucent.”

Simultaneously with the completion of the merger, Lucent deregistered its common stock and publicly-traded debt from the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and delisted that stock and debt from the New York Stock Exchange, which we refer to as the NYSE. As a result, Lucent is not required to file separate reports under the Exchange Act.

Recent Events

Nortel.  On December 4, 2006, we announced that we signed an agreement with Nortel Networks Corporation, or Nortel, to acquire Nortel’s UMTS (universal mobile telecommunications system) radio access business and related assets for $320 million. This agreement follows the memorandum of understanding that we and Nortel signed on September 1, 2006. At the closing of the transaction, we will acquire Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts. Completion of the transaction is subject to, among other things, the conclusion of consultation with works councils and other employee representatives, finalization of the terms of certain ancillary agreements, including a transitional services agreement, as well as customary closing conditions, including regulatory approvals.

Thales.  On December 4, 2006, we announced that we signed a final agreement with Thales S.A. for the transfer of our transportation, security and space assets to Thales and on the future industrial cooperation of the two groups. This agreement follows the signature of an agreement among us, Thales and Finmeccanica, in which Finmeccanica agreed to the transfer to Thales of our 67% interest in Alcatel Alenia Space and our 33% interest in Telespazio Holding, our two joint ventures with Finmeccanica.

On November 28, the European Commission entered Phase II of the regulatory approval process for the transfer to Thales of our interest in Alcatel Alenia Space and Telespazio Holding due to competition concerns related to the position of Thales’ Space Traveling Wave Tubes (TWT) business. This phase is anticipated to last for a maximum of 90 business days. On November 7, 2006, the European Commission provided its approval to the transfer of our transportation and security assets.

With respect to the transfer of the transportation and security activities, we will receive 25 million new Thales shares and € 40 million in cash. With respect to the transfer of the space activities, we will receive € 670 million in cash, subject to adjustment. As a result, our interest in Thales will increase from 9.46% to 20.95%. The French State will remain Thales’ main shareholder with a 27.29% stake (compared with 31.26% previously). We will enter into a new Shareholders’ Agreement with TSA, a French company wholly owned by the French State, with a five-year term that is renewable, replacing the existing shareholder agreement between Alcatel, Groupe Industriel Marcel Dassault S.A. and the French State. The closing of the transportation and security activities is expected to occur in early 2007.

In addition to customary closing conditions, the consummation of the transaction remains subject to:

•	the execution of the new Shareholders’ Agreement with TSA;

•	receipt of a notice of conformity from the French Holdings and Transfers Committee (Commission des Participations et des Transferts);

•	publication of the ministerial decree as described in Article 3 of French Law 86-912 on the Modalities of Privatization;

•	confirmation by the Autorité des Marchés Financiers (the “AMF”) of the absence of an obligation to make a public offering of the securities of Thales;

•	completion of information/consultation procedures with the Thales employee representative bodies;

•	completion of the contributions by us and the correlated approval of the capital increase in Thales by the shareholders of Thales;

•	receipt of a visa from the AMF; and

•	receipt of the approval of the European Commission (for the space activities) and other competition authorities.

The Consent Solicitation

The Debentures	2 3/4% Series A Convertible Senior Debentures due 2023, are referred to in this consent solicitation/prospectus as the Series A Debentures.

2 3/4% Series B Convertible Senior Debentures due 2025, are referred to in this consent solicitation/prospectus as the Series B Debentures.

The Consent Solicitation	We are soliciting consents from the holders of the debentures to certain amendments described below. These amendments are being presented as a single proposal for the holders of each series of debentures. See “The Consent Solicitation.” If the consents to the amendments for which we are soliciting consents have been validly submitted and not properly withdrawn by holders of record of a majority in aggregate principal amount of each of the series of debentures:

• Guaranty. We will issue a full and unconditional guaranty of the debentures to all holders of each series of debentures;

• Interest rate adjustment. We will increase the interest payable on the principal amount of the debentures from 2 3/4% per annum to 2.875% per annum. Interest will accrue at the increased rate commencing from the date on which the supplemental indenture is effective as to all holders;

• One-time conversion rate adjustment. We will increase the conversion rate to 59.7015 ADSs for each $1,000 in principal amount of Series A debentures and to 65.1465 ADSs for each $1,000 in principal amount of Series B debentures; and

• Conversion rate adjustment upon cash dividends or distributions in excess of €0.08 per share. Subject to certain limitations, we will adjust the conversion rate for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually (subject to adjustment).

Record Date	December 14, 2006.

Proposed Amendment to SEC Reporting Covenant	We are making this consent solicitation to amend the indenture for the debentures to allow Alcatel Lucent, in lieu of Lucent, to provide the trustee under the indenture and the holders of the debentures with copies of our annual report and such information, documents and other reports that are required to be filed by us pursuant to sections 13 and 15(d) of the Exchange Act. We refer to this proposed amendment to the indenture as the “SEC reporting covenant amendment”. As long as the guaranty remains in effect, we will provide the trustee under the indenture and the holders of the debentures with copies of such filed reports and information, even if we are not subject to the reporting requirements of the Exchange Act. We will not be required to provide a condensed consolidating footnote of Lucent contemplated by Rule 3-10 of Regulation S-X of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Therefore, the annual report and information filed by us pursuant to sections 13 and 15(d) of the Exchange Act will not include such footnote.

If we are released from the guaranty in accordance with its terms, then we will not be subject to the reporting requirements under the supplemental indenture. In such circumstances, Lucent or any subsequent parent of Lucent who issues a guaranty for the benefit of the debenture holders will be subject to the reporting requirements under the supplemental indenture.

Currently, we furnish the SEC with certain semi-annual financial information presented in accordance with International Financial Reporting Standards as adopted by the European Union, which we refer to as IFRS (including a reconciliation of net income and shareholders’ equity to accounting principles generally accepted in the United States, which we refer to as U.S. GAAP) and quarterly financial information presented in accordance with IFRS, each on Form 6-K. Although not contractually required by the proposed amendment included in the supplemental indenture, we currently intend to continue to provide such information in the future. However, we may change this practice in the future without notice. Sections 13 and 15(d) of the Exchange Act do not require us, as a foreign private issuer as defined under the Exchange Act, to provide the same information as Lucent previously provided under the Exchange Act.

We are seeking your consent to amend the indenture in an effort to eliminate having to produce separate Exchange Act reports for Lucent. Lucent is not required by the Exchange Act to file separate reports.

Proposed Amendment to Conversion Rate Adjustment	We are making this consent solicitation to amend the indenture to the debentures to provide an increase in the conversion rate for debentures surrendered for conversion in connection with the payment of any all-cash dividends or distributions to all holders of our ordinary shares in an aggregate amount that, together with certain other all-cash dividends or distributions made during such fiscal year exceeds €0.08 per share (subject to adjustment). We refer to this proposed amendment as the “conversion rate adjustment amendment”. Currently, the indenture provides a conversion rate adjustment for the payment of a cash dividend or distribution that, together with all other cash distributions made in the prior twelve months, exceeds 15% of the current market price, as calculated in the indenture.

The Supplemental Indenture	We refer to the SEC reporting covenant amendment and the conversion rate adjustment amendment as the “proposed amendments”. The proposed amendments would be set forth in a supplemental indenture to be executed by Lucent and the trustee with respect to the debentures. If we receive the consent of the holders of a majority in aggregate principal amount of a series of debentures prior to the expiration date, Lucent and the trustee will execute the supplemental indenture as to such series of debentures. The supplemental indenture will not be effective as to all holders unless the required consents have been obtained. The supplemental indenture will also include amendments to provide for the one-time increase in the conversion rate for each series of debentures and the increase in the interest payable on the principal amount of the debentures to 2.875% per annum. If the supplemental indenture is executed and becomes effective, it will apply to each holder of the debentures, regardless of whether that holder delivered a consent to the proposed amendments.

Guaranty	We are offering to fully and unconditionally guarantee Lucent’s payment obligations under the debentures and the indenture governing the debentures if the required consents are received. If the guaranty is issued and Lucent cannot make any payment on either of the debentures, we would be required to make the payment instead. Our obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of our senior debt; and will be pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

We may be released from the guaranty if all or substantially all of Lucent’s assets or capital stock are sold, transferred or otherwise disposed of to one or more persons or entities who are not our subsidiaries.

Expiration Date; Waiver; Amendment; Termination	The consent solicitation will expire at 1:00 p.m., New York City time, on Friday, December 29, 2006, unless extended in respect of either or both series of the debentures. We expressly reserve the right to waive or modify any term of, or terminate, the consent solicitation in respect of either or both series of the debentures.

Required Consents	The adoption of the proposed amendments to the indenture governing the debentures requires the consent of the holders of a majority in aggregate principal amount of each series of the debentures, which we refer to as the required consents. The delivery of a consent by a holder of debentures is the delivery of a consent to all of the proposed amendments to the indenture, and a consent purporting to consent only to one of the proposed amendments will not be valid.

Previously Delivered Consents	If you have previously delivered a consent, you must redeliver such consent.

Revocation of Consents	Only the holder of debentures on the record date may revoke a previously submitted consent at any time prior to the earlier of the expiration date and, with respect to a holder of a series of debentures for which a majority in aggregate principal amount of debentures has consented to the proposed amendments, the date on which Lucent and the trustee signed the supplemental indenture with respect to such series of debentures, by following the procedures set forth in this consent solicitation/prospectus.

U.S. Federal Income Tax Considerations	The modification of the debentures to reflect the adoption of the proposed amendment, the provision of our guaranty, the interest rate adjustment, the one-time conversion rate adjustment and the conversion rate adjustment upon the payment of cash dividends or distributions on our ordinary shares in excess of €0.08 per share annually may result in a deemed exchange of the debentures for U.S. federal income tax purposes. However, even if these modifications result in such a deemed exchange, that exchange should constitute a tax-free recapitalization for U.S. federal income tax purposes and, accordingly, in all events no income, gain or loss (except to the extent of any accrued and unpaid interest) should be recognized. In addition, a holder may be treated as receiving a constructive taxable stock dividend as a result of the adjustments to the conversion rate of the debentures. See “U.S. Federal Income Tax Considerations.”

Solicitation Agent	The solicitation agent for the consent solicitation is Bear, Stearns & Co. Inc.

Information Agent	The information agent for the consent solicitation is D.F. King & Company. Additional copies of this consent solicitation/prospectus, the letter of consent and other related materials may be obtained from the information agent.

Risk Factors	You should read the “Risk Factors” section beginning on page 5, as well as other cautionary statements included or incorporated by reference into this consent solicitation/prospectus, to ensure that you understand the risks associated with the consent solicitation.

RISK FACTORS

In addition to the other information included in this consent solicitation/prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks in connection with participation in the consent solicitation. Additional risk factors relating to the business of Alcatel Lucent can be found in Alcatel’s annual report on Form 20-F for the fiscal year ended December 31, 2005, as amended, which is incorporated by reference into this consent solicitation/prospectus, and in Lucent’s annual report on Form 10-K for the fiscal year ended September 30, 2006, which is incorporated by reference into this consent solicitation/prospectus. You should also consider the other information in this consent solicitation/prospectus and the other documents incorporated by reference into this consent solicitation/prospectus. See “Where You Can Find More Information.”

Risk Factors Relating to the Proposed Amendments

If the required consents are received, we will provide you with our financial reports filed with the SEC. Since we are a foreign private issuer under the rules and regulations of the SEC, you may receive less information than a company incorporated in the United States. In addition, you will not receive separate financial information about Lucent on a standalone basis.

The SEC reporting covenant amendment to the indenture would allow us, in lieu of Lucent, to provide the trustee under the indenture and the holders of the debentures with copies of our annual report and such information, documents and other reports that are required to be filed by us pursuant to sections 13 and 15(d) of the Exchange Act. As long as the guaranty remains in effect, we will provide the trustee under the indenture and the holders of the debentures with copies of such filed reports and information, even if we are not subject to the reporting requirements of the Exchange Act. Accordingly, if the proposed amendments are approved, you will receive reports filed by us under sections 13 and 15(d) of the Exchange Act instead of receiving separate Exchange Act reports for Lucent. Since the Exchange Act does not require it, these reports and information will not include a condensed consolidating footnote of Lucent contemplated by Rule 3-10 of Regulation S-X. In addition, a Form 6-K is considered to be furnished, rather than filed, under the Exchange Act. Therefore, although we furnish a Form 6-K under the Exchange Act, the proposed amendments will not contractually entitle you to that Form 6-K.

If we are released from the guaranty in accordance with its terms, then we will not be subject to the reporting requirements under the supplemental indenture. In such circumstances, Lucent or any subsequent parent who issues a guaranty of the debentures will be subject to the reporting requirements under the supplemental indenture.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file annual reports with the SEC as promptly as U.S. companies with securities registered under the Exchange Act. In addition, we are not required to file quarterly financial reports or financial statements prepared in accordance with U.S. GAAP (although we are required annually to reconcile certain of our financial information to U.S. GAAP).

Currently, we furnish the SEC with certain semi-annual financial information (including a reconciliation of net income and shareholders’ equity to U.S. GAAP) and quarterly financial information presented in accordance with IFRS on Form 6-K. Although not contractually required by the proposed amendments included in the supplemental indenture, we currently intend to continue to provide such information in the future as sections 13 and 15(d) of the Exchange Act do not require foreign private issuers to provide the same information as Lucent previously provided. We can not assure you that we will not change this practice in the future, without notice.

Accordingly, if the proposed amendments are approved, you may receive less information than you currently receive because: (1) you will not receive separate Exchange Act reports (including separate financial information) for Lucent, (2) the information that you receive about us in our reports filed pursuant to sections 13 or 15(d) of the Exchange Act may contain less information about us than you currently receive about Lucent in Lucent’s Exchange Act reports because we are expected to continue to be a foreign private issuer under the Exchange Act and (3) the information you receive from us will generally only be received annually.

The guaranty is subordinated in right of payment to Alcatel Lucent’s senior debt.

Our obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of certain of our existing and hereinafter incurred indebtedness, which we refer to as senior debt. See “Description of Our Guaranty”. Our obligations under the guaranty will be pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. We may also incur additional senior debt in the future, consistent with the terms of our existing debt agreements.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding of Alcatel Lucent, the holders of our senior debt will be entitled to be paid in full before we make any payment on the guaranty. Holders of any of our present or future secured debt will have claims that are prior to your claims as holders of the debentures to the extent of the value of the assets securing such debt. The guaranty will require that amounts otherwise payable to holders of the debentures in a bankruptcy or similar proceeding of Alcatel Lucent be paid to holders of our senior debt instead of you as a holder of debentures, to the extent that any amount is payable under the guaranty to you. As a result, holders of the debentures may receive less, ratably, than other of our creditors. We cannot assure you that sufficient assets will remain after making payments of our senior or secured debt to allow us to make any payments on the guaranty.

We may not pay principal, premium, if any, interest or other amounts on account of the debentures in the event of a payment default or other defaults permitting the acceleration of our senior debt, unless the senior debt has been paid in full, the default has been cured or, in the case of any such nonpayment defaults, a designated period of time has passed. If no default exists under the senior debt, we would not be otherwise prohibited by the terms of the subordination provisions from making any payments to the holders of the debentures under the guaranty.

Accordingly the terms of the subordination may materially and adversely affect the amount of, and timing of, any payment to the holders under the guaranty.

A holder may recognize taxable income as a result of the adjustments to the conversion rate of the debentures.

A U.S. holder may be treated as receiving a constructive taxable stock distribution as a result of the one-time conversion rate adjustment and the adjustment to the conversion rate for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually, notwithstanding that such holder does not receive a cash payment. However, in the case of a non-U.S. holder, Lucent intends to take the position that such constructive stock distribution is not subject to U.S. withholding tax because it is deemed paid with respect to Alcatel Lucent shares. In the event that any withholding from a non-U.S. holder is later determined to be required, Lucent may, at its option, set-off any payment of withholding taxes against payments to that non-U.S. holder with respect to the debentures or the ADSs issued on the conversion of the debentures. See “United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Constructive Dividends” and “United States Federal Income Tax Considerations — Tax Consequences to Non-U.S. Holders — Constructive Dividends.”

Risk Factors Relating to Our Business Following the Merger

We may fail to realize the anticipated cost savings, revenue enhancements and other benefits expected from the merger.

The merger involves the integration of Alcatel and Lucent, two companies that have previously operated independently. Alcatel and Lucent entered into the merger agreement with the expectation that, among other things, the merger would enable us to consolidate support functions, optimize our supply chain and procurement structure, leverage our research and development and services across a larger base, and reduce our worldwide workforce by approximately 10 percent, all of which are expected to create opportunities to achieve cost savings and revenue synergies and to achieve other synergistic benefits.

Delays we encounter in the transition process could have a material adverse effect on our revenues, expenses, operating results and financial condition. Although we expect significant benefits to result from the merger, there can be no assurance that we will actually realize these anticipated benefits.

Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of Alcatel and Lucent and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations.

Uncertainties associated with the merger may cause a loss of employees and may otherwise materially adversely affect our future business and operations.

Our success after the merger will depend in part upon our ability to retain our key employees. Competition for qualified personnel can be intense. Our current and prospective employees may experience uncertainty about their post-merger roles with us. This may materially adversely affect our ability to attract and retain key management, sales, marketing, technical and other personnel. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with us. Accordingly, no assurance can be given that we will be able to attract or retain our key employees to the same extent that we have been able to attract or retain our own employees in the past.

Technological innovation is important to our success and depends, to a significant degree, on the work of technically skilled employees. Competition for the services of these types of employees is vigorous. We cannot provide assurance that we will be able to attract and retain these employees in the future. If we are unable to attract and retain technically skilled employees, our competitive position could be materially adversely affected.

We operate in a highly competitive industry with many participants. Our failure to compete effectively will harm its business.

We operate in a highly competitive environment in each of our businesses, competing on the basis of product offerings, technical capabilities, quality, service and pricing. Competition for new service providers and enterprise customers as well as for new infrastructure deployments is particularly intense and increasingly focused on price. We offer customers and prospective customers many benefits in addition to competitive pricing, including strong support and integrated services for quality, technologically-advanced products; however, in some situations, we may not be able to compete effectively if purchasing decisions are based solely on the lowest price.

We have a number of competitors, many of which currently compete with us and some of which are very large, with substantial technological and financial resources and established relationships with global service providers. Some of these competitors have very low cost structures, support from governments in their home countries, or both. In addition, new competitors may enter the industry as a result of shifts in technology. These new competitors, as well as existing competitors, may include entrants from the telecommunications, computer software, computer services, data networking and semiconductor industries. We cannot assure you that we will be able to compete successfully with these companies. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that we cannot or will not match or offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to customers, prospective customers, employees and strategic partners.

Technology drives our products and services. If we fail to keep pace with technological advances in the industry, or if we pursue technologies that do not become commercially accepted, customers may not buy our products or use our services.

The telecommunications industry uses numerous and varied technologies and large service providers often invest in several and, sometimes, incompatible technologies. The industry also demands frequent and, at times, significant technology upgrades. Furthermore, enhancing our services revenues requires that we develop and maintain leading tools. We will not have the resources to invest in all of these existing and potential technologies. As a result, we will concentrate our resources on those technologies that we believe have or will achieve substantial customer acceptance and in which we will have appropriate technical expertise. However, existing products often have short product life cycles characterized by declining prices over their lives. In addition, our choices for developing technologies may prove incorrect if customers do not adopt the products that we develop or if those technologies ultimately prove to be unviable. Our revenues and operating results will depend to a significant extent on our ability to maintain a product portfolio and service capability that is attractive to our customers, to enhance our existing products, to continue to introduce new products successfully and on a timely basis and to develop new or enhance existing tools for our services offerings.

A small number of our customers account for a substantial portion of our revenues, and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending of these service providers could significantly reduce our revenues, profitability and cash flow.

A few large telecommunications service providers account for a substantial portion of our revenues. In addition, the telecommunications industry has recently experienced substantial consolidation, as evidenced by the mergers of Sprint and Nextel, Cingular and AT&T Wireless, SBC Communications and AT&T, Verizon and MCI, and the pending merger of AT&T and BellSouth. As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. We may also lose business from customers for which Alcatel and Lucent were the two main suppliers, if these customers choose another supplier in order to avoid having us as their sole source for a product or service. In addition, our existing customers are typically not obligated to purchase a certain amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, will have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary, as Alcatel’s and Lucent’s customers have varied, their purchases from period to period, sometimes significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry will make us extremely vulnerable to downturns or slowdowns in spending in that industry.

The telecommunications industry fluctuates and is affected by many factors, including decisions by service providers regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

After significant deterioration earlier this decade, the global telecommunications industry stabilized in 2004 and experienced modest growth in 2005 and 2006, as reflected in increased capital expenditures by service providers and growing demand for telecommunications services. Although we believe the overall industry will continue to grow, the rate of growth could vary geographically and across different technologies, and is subject to substantial fluctuations. The specific industry segments in which we participate may not experience the growth of other segments. In that case, the results of our operations may be adversely affected.

If capital investment by service providers grows at a slower pace than anticipated, our revenues and profitability may be adversely affected. The level of demand by service providers can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.

In addition, our sales volume and product mix will affect our gross margin. Therefore, if reduced demand for our products results in lower than expected sales volume, or if we have an unfavorable product mix, we may not achieve the expected gross margin rate, resulting in lower than expected profitability. These factors may fluctuate from quarter to quarter.

We have long-term sales agreements with a number of its our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

Alcatel and Lucent each entered into long-term sales agreements with a number of their respective large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require, us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. The costs incurred in fulfilling some of these sales agreements may vary substantially from the initial cost estimates of Alcatel, Lucent or the combined company. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

Lucent’s pension and postretirement benefit plans are large and have funding requirements that fluctuate based on the performance of the financial markets and the level of interest rates and may be affected by changes in legal requirements. These plans are also costly, and our efforts to fund or control those costs may be ineffective.

Among other compensation and benefit programs, many former and current employees and retirees of Lucent in the U.S. participate in one or more of the following benefit plans:

•	management pension plan;

•	occupational pension plan;

•	postretirement health care benefit plan for former management employees; and/or

•	postretirement health care benefit plan for former represented employees.

The performance of the financial markets, especially the equity markets, and the level of interest rates impact the funding obligations for these pension plans.

Lucent’s U.S. pension plans meet the requirements of ERISA’s current funding rules, and Lucent does not expect to make any contributions to its qualified U.S. pension plans through 2008. Lucent is unable to provide an estimate of future funding requirements beyond fiscal 2008 for the pension plans. However, based on its actuarial projections Lucent believes that it is unlikely that any required contributions would have a material effect on its liquidity during fiscal 2008 through fiscal 2011.

Recent legislative changes, in the form of the Pension Protection Act of 2006 (the “PPA”), impact the funding requirements for Lucent’s U.S. pension plans. The PPA alters the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to under-funded pension plans would be made. These changes could significantly increase the funding requirements for Lucent’s U.S. management pension plan and reduce excess pension assets that could be available to fund retiree health care benefits. Accordingly, the amounts the combined company might contribute to these benefit plans after the merger are subject to considerable uncertainty.

Globally, the fair market value of assets held in Lucent’s pension trusts was approximately $35 billion as of September 30, 2006. Almost all of these assets are related to the U.S. pension plans.

The PPA also provides for what is called a “collectively bargained” transfer under Section 420 of the Internal Revenue Code, which we refer to as the Code, under which pension assets in excess of 120% of pension plan funding obligations would be available to fund health care costs for Lucent’s formerly represented retirees. Together with Lucent’s unions, Lucent is pursuing additional changes to Section 420 as technical corrections, which would facilitate Lucent’s ability to provide a collectively bargained level of retiree health care benefits by using such excess pension assets. With the adoption of the technical corrections that Lucent is proposing, Lucent believes it is likely that almost all of the healthcare funding required for formerly represented retirees (assuming the present level and structure of benefits) could be addressed through Section 420 transfers based on current actuarial assumptions. However, no assurances can be given that Lucent will be successful in its efforts to obtain these technical corrections. Lucent has amended its collective bargaining agreement to extend to June 30, 2007, the time period within which the additional changes Lucent is seeking to the PPA must be obtained. If, by that date, the legislation imposes constraints that would significantly impair Lucent’s ability to fund retiree healthcare costs using excess pension assets, Lucent would have the ability, at its sole discretion beginning on January 1, 2008, to adjust the level of subsidy it provides for formerly represented retiree healthcare.

As of the January 1, 2006 valuation date, there were approximately $2.8 billion of pension assets that would be eligible for “collectively bargained” transfers to fund retiree healthcare costs for Lucent’s formerly represented retirees. Under a conventional Section 420 transfer, pension assets in excess of 125% of pension plan obligations would be available for retiree healthcare funding; as of the same valuation date $2.2 billion would be available for such conventional transfers. Lucent currently expects to make a “collectively bargained” transfer of up to $550 million in December 2006. This transfer will cover formerly represented retiree healthcare costs from October 2006 through December 2007, including $50 million in contributions to a Taft-Hartley trust for 2006 and 2007, as required by Lucent’s amended collective bargaining agreement.

Lucent has also taken some steps, and we expect to take additional actions over time, to reduce the overall cost of Lucent’s retiree health care benefit plans and the share of these costs borne by us, consistent with legal requirements and Lucent’s collective bargaining obligations. However, the rate of cost increases may exceed our actions to reduce these costs. In addition, the reduction or elimination of retiree health care benefits has led to lawsuits against Lucent. Any other initiatives that we undertake to control or reduce costs may lead to additional claims against us.

Many of our current and planned products are highly complex and may contain defects or errors that are detected only after deployment in telecommunications networks. If that occurs, our reputation may be harmed.

Our products are highly complex, and there is no assurance that our extensive product development, manufacturing and integration testing is adequate, or that our product development, manufacturing and integration testing will be adequate, to detect all defects, errors, failures and quality issues that could affect customer satisfaction or result in claims against us. As a result, we might have to replace certain components and/or provide remediation in response to the discovery of defects in products that are shipped.

Most of these occurrences can be rectified without incident, as has generally been the case for each of Alcatel and Lucent historically. However, the occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by customers or customers’ end users and other losses to us or to our customers or end users. These occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues and profitability.

Rapid changes to existing regulations or technical standards or the implementation of new ones for products and services not previously regulated could be disruptive, time-consuming and costly to us.

We develop many of our products and services based on existing regulations and technical standards, our interpretation of unfinished technical standards or the lack of such regulations and standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline.

We are involved in lawsuits, which, if determined against us, could require us to pay substantial damages.

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, product discontinuance, asbestos claims, labor, employment and benefit claims, shareholders’ litigation and others. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material losses resulting from these claims could adversely affect our profitability and cash flow.

If we fail to protect our intellectual property rights, our business and prospects may be harmed.

Intellectual property rights, such as patents, are vital to our business and developing new products and technologies that are unique is critical to our success. We have numerous U.S. and foreign patents and numerous pending patents. However, we cannot predict whether any patents, issued or pending, will provide us with any competitive advantage or whether such patents will be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, could prevail over our patent rights or otherwise limit our ability to sell our products. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. In addition, patent applications currently pending may not be granted. If we do not receive the patents that we seek or if other problems arise with our intellectual property, our competitiveness could be significantly impaired, which would limit our future revenues and harm our prospects.

We are subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling certain products.

From time to time, we receive notices or claims from third parties of potential infringement in connection with products or services. We also may receive such notices or claims when we attempt to license our intellectual property to others. Intellectual property litigation can be costly and time-consuming and can divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim by a third party of patent or other intellectual property infringement by us could compel us to enter into costly royalty or license agreements or force us to pay significant damages and could even require us to stop selling certain products. Further, if one of our important patents or other intellectual property rights is invalidated, we may suffer losses of licensing revenues and be prevented from attempting to block others, including competitors, from using the related technology.

We are subject to environmental, health and safety laws that restrict our operations.

Our operations are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal and clean-up of, and human exposure to, hazardous substances. In the United States, these laws often require parties to fund remedial action regardless of fault. Although we believe our aggregate reserves are adequate to cover our environmental liabilities, factors such as the discovery of additional contaminants, the extent of required remediation and the imposition of additional cleanup obligations could cause our capital expenditures and other expenses relating to remediation activities to exceed the amount reflected in our environmental reserves and adversely affect our results of operations and cash flows. Compliance with existing or future environmental, health and safety laws could subject us to future liabilities, cause the suspension of production, restrict our ability to utilize facilities or require us to acquire costly pollution control equipment or incur other significant expenses.

Our business requires a significant amount of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

The working capital requirements and cash flows of Alcatel and Lucent have historically been, and our working capital requirements and cash flows are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	the level of sales;

•	the collection of receivables;

•	the timing and size of capital expenditures;

•	costs associated with potential restructuring actions; and

•	customer financing obligations.

In order to finance our business, we expect to use available cash and investments and to have access to a syndicated credit facility allowing for the drawdown of significant levels of debt if required. However, we expect that the ability to draw on this facility will be conditioned upon our compliance with financial covenants. There can be no assurance that we will be in compliance with the financial covenants required by our lenders at all times in the future.

We may need to secure additional sources of funding if the syndicated credit facility and borrowings are not available or are insufficient to finance our business. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur high levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures, which could have a material adverse effect on our business.

Our expected short-term debt rating will allow us limited access to the commercial paper market, although the commercial paper market may not be available to us on acceptable terms and conditions. Our ability to have access to the capital markets and our financing costs will be, in part, dependent on Standard & Poor’s, Moody’s or similar agencies’ ratings with respect to our debt and corporate credit and their outlook with respect to our business. Our expected short-term and long-term credit ratings, as well as any possible future lowering of our ratings, may result in higher financing costs and reduced access to the capital markets. We cannot provide any assurance that our credit ratings will be sufficient to give us access to the capital markets on acceptable terms, or that once obtained, such credit ratings will not be reduced by Standard & Poor’s, Moody’s or similar rating agencies.

Credit and commercial risks and exposures could increase if the financial condition of our customers declines.

A substantial portion of our sales are to customers in the telecommunications industry. These customers may require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We expect that we may provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms.

More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.

As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

We have significant international operations and a significant amount of our sales are made in emerging markets and regions.

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or does business.

We expect to continue to focus on expanding business in emerging markets in Asia, Africa and Latin America. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency.

We are required to move products from one country to another and provide services in one country from a base in another. Accordingly, we will be vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.

Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro and the U.S. dollar. Because our financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could have a material impact on our reported results. We also experience other market risks, including changes in interest rates and in prices of marketable equity securities that we own. We may use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

We are involved in several significant joint ventures and are exposed to problems inherent to companies under joint management.

We are involved in several significant joint venture companies. The related joint venture agreements may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process.

An impairment of goodwill or other intangible assets would adversely affect our financial condition or results of operations.

We have a significant amount of intangible assets including goodwill and other acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of September 30, 2006. As a result of the merger, a significant amount of additional goodwill and other acquired intangible assets will be recorded as a result of the purchase price allocation.

Goodwill is not amortized but is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may be not be recoverable.

Historically, both Alcatel and Lucent have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse market conditions that are either specific to the telecommunications industry or general in nature. As result, additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition. In addition, the purchase price in the merger measured under U.S. GAAP will be determined using the market price of Alcatel American Depositary Shares (ADSs) as of the announcement date of the proposed merger. The purchase price under IFRS, however, will be determined using the market price of Alcatel ADSs as of the closing date of the merger. The market prices of both Lucent common stock and Alcatel ADSs declined between to the announcement date and the closing date of the merger. As a result, we may record a significantly higher amount of goodwill under U.S. GAAP than IFRS. This additional goodwill may not be realizable under U.S. GAAP, which could lead to potential impairment charges.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This consent solicitation/prospectus, documents incorporated by reference into this consent solicitation/prospectus and other documents we file with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management’s assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this consent solicitation/prospectus, whether as a result of new information, future events, changes in assumptions or otherwise.

RATIOS OF EARNINGS TO FIXED CHARGES

Historical Ratio

For purposes of calculating the Alcatel historical ratio:

(i) earnings (A) include:

•	income from continuing operations before income taxes, minority interests and share in equity affiliates and

•	distributed income of equity investees

•	less: the effect of minority interests on pretax income of subsidiaries that have not incurred fixed charges

(i) fixed charges (B) include:

•	interest expensed, including capitalized interest

•	estimate of interest within rental expense

ALCATEL
HISTORICAL BASIS	U.S. GAAP
	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2002	2001

Ratio — A/B	3.69	4.34	3.33	— (a)	— (b)	—(c )

ALCATEL
HISTORICAL BASIS	IFRS
	June 30,	December 31,	December 31,
	2006	2005	2004

Ratio — A/B	3.75	5.03	3.14

(a)	Earnings, as adjusted, were inadequate to cover fixed charges by €1,624 million ($1,923 million) in 2003.

(b)	Earnings, as adjusted, were inadequate to cover fixed charges by €8,627 million ($10,216 million) in 2002.

(c)	Earnings, as adjusted, were inadequate to cover fixed charges by €5,818 million ($6,889 million) in 2001.

Alcatel Lucent Ratio

For purposes of calculating the pro forma ratio for Alcatel Lucent after the merger, giving effect to the Thales transaction:

(i) earnings (A) include:

•	income from continuing operations before income taxes, minority interests, share in equity affiliates and non-recurring item of equity affiliates and other non-recurring items; and

•	distributed income of equity investees

•	less: interests capitalized during the period and minority interests in pretax income of subsidiaries that have not incurred fixed charges

(ii) fixed charges (B) include:

•	interest expensed, including capitalized interest

•	estimate of interest within rental expense

ALCATEL LUCENT	U.S. GAAP Combined
	June 30,	December 31,
	2006	2005

Ratio — A/B	2.68	2.46

ALCATEL LUCENT	IFRS Combined
	June 30,	December 31,
	2006	2005

Ratio — (A/B)	2.57	2.67

CAPITALIZATION AND INDEBTEDNESS OF ALCATEL LUCENT

The following table sets forth the pro forma unaudited consolidated capitalization and indebtedness of Alcatel Lucent combined entities, as derived from Alcatel’s unaudited consolidated financial statements under IFRS, as of September 30, 2006 and Lucent’s consolidated financial statements under U.S. GAAP as of September 30, 2006.

September 30, 2006
(IFRS)
(unaudited)
(in millions of
euros)

Short-term debt and current portion of long-term debt	1,539
— guaranteed	61
— secured	7
— unguaranteed/unsecured	1,471
Convertible and other bonds — long-term portion and other long-term debt	5,645
— guaranteed	13
— secured	4
— unguaranteed/unsecured	5,628
Financial debt, gross (A)	7,184
Capital stock (€2 nominal value: 2,306,208,292 ordinary shares issued)	4,612
Additional paid-in capital	15,044
Less treasury stock at cost	(1,565)
Retained earnings, fair value and other reserves	(3,170)
Cumulative translation adjustments	(27)
Shareholders’ equity — attributable to the equity holders of the parent	14,894
Minority interests	507
Total shareholders’ equity (B)	15,401

TOTAL (A) + (B)	22,585

Lucent’s Convertible Bonds under IFRS

International Accounting Standard 32, or IAS 32, requires that the issuer of a bond convertible into ordinary shares determine the carrying amount of the liability component of the bond by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is the determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. Because the features of Lucent’s convertible debt are complex, we are still performing certain analyses regarding the valuation parameters that will be eventually used when finalizing the purchase price allocation to be made in connection with the merger. Also, the carrying amounts to be allocated to the debt and the equity components of Lucent’s convertible debt securities will depend on the market-quoted values of such securities as of the closing of the merger. The final allocation will be determined as of the effective date of the merger, and could significantly differ from the current estimates reflected in the pro forma unaudited consolidated capitalization and indebtedness table set forth above.

The accounting policy set forth in IAS 32 and described above could also change as a result of new interpretations that may be issued by the International Financial Reporting Interpretations Committee or the International Accounting Standards Board, as substantially similar matters have recently been discussed by those entities.

The amounts reported in the pro forma unaudited consolidated capitalization and indebtedness table set forth above concerning Lucent’s convertible debt securities have been adjusted for an amount of €259 million (decrease) to conform with the IFRS split accounting rules described above. The definitive amount that will be accounted for in the opening balance sheet of Lucent could differ materially from this first evaluation.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the guaranty.

THE CONSENT SOLICITATION

Introduction

We are seeking valid and unrevoked consents of registered holders of a majority in aggregate principal amount of each of the Series A Debentures and the Series B Debentures at the close of business on December 14, 2006, the record date for determining the holders of the debentures entitled to deliver consents in connection with this consent solicitation. As of the record date, the principal amount of the Series A Debentures outstanding was $750,000,000 and the principal amount of the Series B Debentures outstanding was $880,500,000.

If the required consents are received, as promptly as practicable thereafter we will:

• issue a full and unconditional guaranty of the debentures to all holders of each series of debentures;

• increase the interest payable on the principal amount of the debentures from 2 3/4% to 2.875% per annum. Interest will accrue at the increased rate commencing from the date on which the supplemental indenture is effective as to all holders;

• increase the conversion rate to 59.7015 ADSs for each $1,000 in principal amount of Series A debentures and to 65.1465 ADSs for each $1,000 in principal amount of Series B debentures; and

• subject to certain limitations, adjust the conversion rate in the event we pay a for cash dividend or distribution on our ordinary shares above €0.08 per share annually (subject to adjustment).

The amendments for which we are soliciting consent:

• would allow us, in lieu of Lucent, to provide the trustee under the indenture and the holders of the debentures with copies of our annual report and such other information, documents and other reports that are required to be filed by us pursuant to sections 13 and 15(d) of the Exchange Act. We are seeking your consent for this proposed amendment to the indenture in an effort to eliminate having to produce separate Exchange Act reports for Lucent, since following the merger between Alcatel and Lucent, it is no longer required by the Exchange Act to file such reports.

• would allow us to amend the indenture to adjust the conversion rate in the event we pay a cash dividend or distribution on our ordinary shares above €0.08 per share annually (subject to adjustment).

Description of the Proposed Amendments

General.  We are soliciting the consents of the holders of the debentures to the proposed amendments to the indenture. The proposed amendments would be set forth in a supplemental indenture. If the supplemental indenture is executed and becomes effective as to all holders, holders of debentures will be bound by the supplemental indenture, even if they have not consented to the proposed amendments.

The proposed amendments are being presented as one proposal for the holders of each series of debentures. Consequently, the delivery of a consent by a holder of debentures is the delivery of a consent to all of the proposed amendments to the indenture, and a consent purporting to consent only to one of the proposed amendments will not be valid. The consent of the holders of a majority in aggregate principal amount of each series of the debentures is required to approve the proposed amendments to the indenture.

Until the proposed amendments become effective as to all holders, however, the indenture, without giving effect to the proposed amendments, will remain in effect. The supplemental indenture will become effective as to all holders once Lucent and the trustee execute the indenture and the requisite consents are received.

Please see Annex A to this consent solicitation/prospectus for a complete description of the text of the proposed amendments. The following summary is qualified by reference to the full provisions of the indenture and the form of supplemental indenture, which supplemental indenture is filed as an exhibit to the registration statement of which this consent solicitation/prospectus forms a part. The following summary of the proposed amendments is presented in order of the relevant provisions appear in the indenture and not necessarily in the order of importance.

Conversion rate adjustment upon cash dividends or distributions in excess of €0.08 per share.  The proposed amendments will allow us to provide an increase in the conversion rate for debentures surrendered for conversion in connection with the payment during any fiscal year of any all-cash dividend or distribution to all holders of our ordinary shares in an aggregate amount that, together with certain other all-cash dividends or distributions made during such fiscal year exceeds €0.08 per share (subject to adjustment). For purposes of determining any required adjustments during the fiscal year in which the supplemental indenture containing the proposed amendments becomes effective, the portion of the fiscal year following the effective date of the supplemental indenture shall be the period of time over which any cash dividends shall be aggregated.

The conversion rate in effect immediately before the close of business on the day that our ADSs trade ex-distribution will be adjusted by the following formula:

CR’ = CRo /	CMP CMP + C

CR’= the new conversion rate in effect immediately after the ex-distribution date for such distribution;

CRo = the conversion rate in effect immediately prior to the ex-distribution date for such distribution;

CMP = the average of the sales prices of the ADSs for the period for five consecutive trading days after the ADSs trade ex-distribution; and

C = the amount in cash per share we distribute to holders of our ordinary shares in excess of €0.08 per share and, if applicable, converted into U.S. dollars using the euro/U.S. dollar exchange rate (which shall be the Noon Buying Rate in New York certified by the New York Federal Reserve Bank) on the date of the payment of such dividend or distribution on the ordinary shares.

No adjustment to the conversion rate will be made for any cash dividend or distribution in connection with the liquidation, distribution or winding up of Alcatel Lucent or if an adjustment were made for an “extraordinary dividend.” The indenture defines an extraordinary dividend as an aggregate dividend measured over the prior twelve months of more than 15% of the current market price, as calculated in the indenture. The calculation will be made on the first business day that a calculation of such adjustment may be reasonably determined. As a result, such calculation may occur following the payment of such dividend or distribution.

The €0.08 per share amount will be adjusted for any stock dividends, subdivisions or combinations or similar transactions affecting the ordinary shares.

If the prior consent of our shareholders would be required for the issuance of any additional ADSs issuable as a result of the adjustment and the consent has not been received as of the conversion date, we will have the option to deliver cash, ADSs or any combination of cash and ADSs for the current market value of such additional ADSs. The current market value of the additional ADSs shall be determined to the nearest 1/10,000th of an ADS. If we receive the shareholders’ consent prior to the date on which holders convert their debentures, we will not have the option of delivering cash for the additional ADSs (other than in connection with fractional shares.)

SEC Reporting Covenant.  The proposed amendments would allow us, in lieu of Lucent, to provide the trustee under the indenture and the holders of the debentures with copies of our annual report and such information, documents and other reports that are required to be filed by us pursuant to sections 13 and 15(d) of the Exchange Act. As long as the guaranty remains in effect, we will provide the trustee under the indenture and the holders of the debentures with copies of such filed reports and information, even if we are not subject to the reporting requirements of the Exchange Act. These reports and information will not include a condensed consolidating footnote of Lucent contemplated by Rule 3-10 of Regulation S-X under the Securities Act.

Currently, we furnish the SEC with certain semi-annual financial information presented in accordance with IFRS (including a reconciliation of net income and shareholders’ equity to U.S. GAAP) and quarterly financial information presented in accordance with IFRS, each on Form 6-K. Although not contractually required by the proposed amendment included in the supplemental indenture, we currently intend to continue to provide such information in the future. However, we may change this practice in the future without notice. Sections 13 and 15(d) of the Exchange Act do not require us, as a foreign private issuer, to provide the same information as Lucent previously provided under the Exchange Act.

Under the terms of the guaranty, we may be released from the guaranty if all or substantially all of Lucent’s assets or capital stock are sold, transferred or disposed of (whether by sale, merger, recapitalization, dividend or similar transaction) to one or more persons or entities who are not our subsidiaries. If we are released from the guaranty, the proposed amendment provides that we will not be subject to the reporting requirements under the supplemental indenture. In such circumstances, Lucent or any subsequent parent of Lucent who issues a guaranty for the benefit of the debenture holders will be subject to the reporting requirements under the supplemental indenture. The supplemental indenture defines a parent guaranty as a guaranty (whether or not subordinated to the parent’s senior debt) of the principal of, premium, if any, interest on, and all other monetary obligations arising under the debentures.

Revision of Certain Definitions and Other Text

In connection with the proposed amendments described above, new defined terms would be added to the indenture. In addition, the supplemental indenture will also include amendments to provide for the one-time increase in the conversion rate for each series of debentures and the increase in the interest payable on the principal amount of the debentures to 2.875% per annum. Please see the form of supplemental indenture for a more complete description of all the amendments to the indenture we currently contemplate. We reserve the right to make certain technical changes to the indenture pursuant to the provisions thereof and to include such changes in the supplemental indenture. Any such technical changes will not affect the substantive rights of the holders of the debentures, other than as described above.

Expiration Date; Extension; Waiver; Amendment; Termination

The consent solicitation will expire at 1:00 p.m., New York City time, on Friday, December 29, 2006, unless we extend the consent solicitation. If we extend the consent solicitation, the expiration date will be the latest time and date to which the consent solicitation is extended. We expressly reserve the right to extend the consent solicitation from time to time or for such period or periods as we may determine in our discretion by giving oral (to be confirmed in writing) or written notice of such extension to the tabulation agent and by making a public announcement by press release to the Dow Jones News Service at or prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. During any extension of the consent solicitation, all consents validly executed and delivered to the tabulation agent will remain effective unless validly revoked prior to the earlier of such extended expiration date and, with respect to a holder of a series of debentures for which a majority in aggregate principal amount of debentures has consented to the proposed amendments, the date on which Lucent and the trustee signed the supplemental indenture with respect to such series of debentures.

We expressly reserve the right to accept consents for one series of debentures, the holders of a majority of which have delivered consents and, as a result, Lucent and the trustee will execute the supplemental indenture, and extend the expiration date of the consent solicitation with respect to the other series of debentures.

We expressly reserve the right, in our discretion, at any time to amend any of the terms of the consent solicitation. If the terms of the consent solicitation are amended prior to the expiration date in a manner that constitutes a material change, we will promptly give oral (to be confirmed in writing) or written notice of such amendment to the tabulation agent and disseminate a prospectus supplement in a manner reasonably designed to give holders of the debentures notice of the change on a timely basis. We expressly reserve the right, in our discretion, to waive any condition of the consent solicitation.

We expressly reserve the right, in our discretion, to terminate the consent solicitation for any reason as to either or both series of the debentures. Any such termination will be followed promptly by public announcement thereof. In the event we terminate the consent solicitation, we will give prompt notice thereof to the tabulation agent and the consents previously executed and delivered pursuant to the consent solicitation will, in respect of either or both series of the debentures, be of no further force and effect. See “— Revocation of Consents.”

Procedures for Delivering Consents

In order to consent to the proposed amendments, a holder of debentures must execute and deliver to the tabulation agent a copy of the accompanying letter of consent relating to the indenture, or cause the letter of consent to be delivered to the tabulation agent on the holder’s behalf, before the expiration date in accordance with the procedures described below.

Only registered holders of the debentures as of 5:00 p.m., New York City time, on the record date may execute and deliver to the tabulation agent the letter of consent. We expect that The Depository Trust Company, or DTC, will authorize its participants, which include banks, brokers and other financial institutions, to execute letters of consent with respect to the debentures they hold through DTC as if the participants were the registered holders of those debentures. Accordingly, for purposes of the consent solicitation, when we use the term “registered holders,” we include banks, brokers and other financial institutions that are participants of DTC.

If you are a beneficial owner of debentures held through a bank, broker or other financial institution, in order to consent to the proposed amendments, you must arrange for the bank, broker or other financial institution that is the registered holder to either (1) execute the letter of consent and deliver it either to the tabulation agent on your behalf or to you for forwarding to the tabulation agent before the expiration date or (2) forward a duly executed proxy from the registered holder authorizing you to execute and deliver the letter of consent with respect to the debentures on behalf of the registered holder. In the case of clause (2) of the preceding sentence, you must deliver the executed letter of consent, together with the proxy, to the tabulation agent before the expiration date. Beneficial owners of debentures are urged to contact the bank, broker or other financial institution through which they hold their debentures to obtain a valid proxy or to direct that a letter of consent be executed and delivered in respect of their debentures.

Giving a consent by submitting a letter of consent will not affect a holder’s right to sell or transfer its debentures. All consents received from the holder of record on the record date and not revoked by that holder before the earlier of the expiration date and, with respect to a holder of a series of debentures for which a majority in aggregate principal amount of debentures has consented to the proposed amendments, the date on which Lucent and the trustee signed the supplemental indenture with respect to such series of debentures, will be effective notwithstanding any transfer of those debentures after the record date.

Registered holders of debentures as of the record date who wish to consent should mail, hand deliver or send by overnight courier or facsimile a properly completed and executed letter of consent to the tabulation agent at the address or facsimile number (confirmed by the expiration date by physical delivery) set forth under “— Solicitation and Tabulation, Information and Paying Agents,” in accordance with the instructions set forth in this consent solicitation/prospectus and the letter of consent. However, we reserve the right to accept any letter of consent received by us.

All letters of consent that are properly completed, executed and delivered to the tabulation agent, and not revoked before the earlier of the expiration date and, with respect to a holder of a series of debentures for which a majority in aggregate principal amount of debentures has consented to the proposed amendments, the date on which Lucent and the trustee signed the supplemental indenture with respect to such series of debentures, will be given effect in accordance with the terms of those letters of consent.

Letters of consent delivered by the registered holders of debentures as of the record date must be executed in exactly the same manner as those registered holders’ names appear on the certificates representing the debentures or on the position listings of DTC, as applicable. If debentures to which a letter of consent relate are registered in the names of two or more holders, all of those holders must sign the letter of consent. If a letter of consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must so indicate when signing, and proper evidence of that person’s authority to so act must be submitted with the letter of consent. In addition, if a letter of consent relates to less than the total principal amount of debentures registered in the name of a holder, or a letter of consent relates to only one series of the debentures, the registered holder must list the certificate numbers and principal amount of debentures registered in the name of that holder and the series of debentures to which the letter of consent relates. If no series or aggregate principal amount of debentures as to which a consent is delivered is specified, the holder will be deemed to have consented with respect to all debentures of such holder. If debentures are registered in different names, separate letters of consent must be signed and delivered with respect to each registered holder. If a letter of consent is executed by a person other than the registered holder, it must be accompanied by a proxy executed by the registered holder.

In connection with the consent solicitation, we will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this consent solicitation/prospectus, the letter of consent and related documents to the beneficial owners of the debentures and in handling or forwarding deliveries of consents by their customers.

All questions as to the form of all documents and the validity (including time of receipt) regarding the consent procedures will be determined by us, in our discretion, which determination will be final and binding. We also reserve the right to waive any defects or irregularities as to deliveries of consents.

Revocation of Consents

Any holder who has delivered a consent may validly revoke such consent prior to the earlier of the expiration date and, with respect to a holder of a series of debentures for which a majority in aggregate principal amount of debentures has consented to the proposed amendments, the date on which Lucent and the trustee signed the supplemental indenture with respect to such series of debentures, by delivering a written notice of revocation in accordance with the following procedures. All properly completed and executed letters of consent that are received by the tabulation agent will be counted as consents with respect to the proposed amendments, unless the tabulation agent receives a written notice of revocation prior to the expiration date.

In order to be valid, a notice of revocation of consent must contain the name of the person who delivered the consent and the description of the debentures to which it relates, the certificate numbers of such debentures and the aggregate principal amount represented by such debentures. The revocation of consent must be signed by the holder thereof in the same manner as the original signature on the letter of consent (including any required signature guaranty) or be accompanied by evidence satisfactory to us and the tabulation agent that the person revoking the consent has the legal authority to revoke such consent on behalf of the holder. If the letter of consent was executed by a person other than the registered holder of the debentures, the notice of revocation of consent must be accompanied by a valid proxy signed by such registered holder and authorizing the revocation of the registered holder’s consent. To be effective, a revocation of consent must be received prior to the expiration date by the tabulation agent, at the address set forth below. A purported notice of revocation that lacks any of the required information or is sent to an improper address will not validly revoke a consent previously given.

Solicitation and Tabulation, Information and Paying Agents

Alcatel and Lucent have retained Bear, Stearns & Co. Inc. to act as the solicitation agent for the consent solicitation. We have agreed to pay the solicitation agent customary fees and reimburse it for its reasonable out-of-pocket expenses. Alcatel and Lucent have agreed to indemnify the solicitation agent against certain liabilities, including certain liabilities under the federal securities laws. Questions may be directed to the solicitation agent at the following address and telephone numbers:

Global Liability Management Group
383 Madison Avenue, 8th Floor
New York, New York 10179
(877) 696-BEAR (toll-free)
(877) 696-2327

Lucent has retained D.F. King & Company to act as the tabulation, information and paying agent. Lucent has agreed to pay the tabulation agent customary fees and reimburse it for its reasonable out-of-pocket expenses. Lucent has agreed to indemnify the information agent for certain liabilities. Requests for additional copies of this consent solicitation/prospectus, the letter of consent and related documents may be directed to the information agent at the following address and telephone numbers:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Bankers and brokers call: (212) 269-5550 (collect)
All others call toll free: (888) 887-0082

DESCRIPTION OF OUR GUARANTY

The following is a summary of our proposed guaranty of the debentures. The following summary is qualified by reference to the full text of the form of the guaranty, which is filed as an exhibit to the registration statement of which this consent solicitation/prospectus forms a part.

If the required consents to the proposed amendments are received, as promptly as practicable after the expiration date, we will issue a guaranty of the full and punctual payment when due, whether at maturity, by acceleration, redemption or otherwise, of the principal of and interest on the debentures and all other monetary obligations of Lucent under the debentures when and as the same shall become due and payable.

Our obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of “Senior Debt”. “Senior Debt” means (a) our indebtedness for money borrowed (including indebtedness secured by a lien on any of our property or assets), including the principal of, premium, if any, penalties, reimbursement or indemnification amounts, fees, expenses and accrued and unpaid interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Alcatel Lucent, whether or not a claim for such post-petition interest is allowed in such proceeding), whether outstanding on the date of execution of the supplemental indenture or thereafter created, incurred or assumed; (b) guaranties by us of indebtedness for money borrowed, including the principal of, premium, if any, and accrued and unpaid interest thereon, by any other person or entity, whether outstanding on the date of execution of the supplemental indenture or thereafter created, incurred or assumed; (c) our obligations under any agreement to lease, or lease of, any real personal property (including sale-leaseback transactions), whether outstanding on the date of execution of the supplemental indenture or thereafter created, incurred or assumed; (d) our obligations in respect of letters of credit, performance bonds, surety bonds and similar obligations whether outstanding on the date of execution of the supplemental indenture or thereafter created; (e) our obligations in respect of Hedging Agreements (as defined in guaranty) whether outstanding on the date of execution of the supplemental indenture or thereafter created; (f) modifications, renewals, extensions, deferrals, refinancings (including any tender premium) and refundings of any such indebtedness, liabilities or obligations described in (a) through (e) above unless, in the case of any of (a) through (f) above, the instrument creating or evidencing the same or pursuant to which the same is outstanding provides that such indebtedness, liabilities or obligations, or such modification, renewal, extension or refunding thereof, or our obligations pursuant to such guaranty, are not senior in right of payment to the Guarantied Obligations (as defined in the guaranty) or if the instrument creating or evidencing such indebtedness expressly and specifically provides in the terms thereof that such indebtedness ranks “pari passu” or “junior” to the Guarantied Obligations; (g) indebtedness evidenced by a note, debenture, bond or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise, and such indebtedness is not otherwise covered by clause (a) above, whether such other indebtedness was outstanding on the date of execution of the supplemental indenture or thereafter created, incurred or assumed; (h) any other liability or obligation, contingent or otherwise other than those described in clauses (a)-(e) and (g), of Alcatel Lucent and any guarantee, endorsement or other contingent obligation in respect thereof, whether outstanding on the date of execution of the supplemental indenture or thereafter created, incurred or assumed; and (i) modifications, renewals, extensions, deferrals, refinancings (including any tender premium) and refundings of any indebtedness, liabilities or obligations described in clauses (g) or (h) above, if, in the case of any of clauses (g), (h) or (i) above, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness, liability or obligation is senior in right of payment to the Guarantied Obligations. Notwithstanding the foregoing, the term Senior Debt shall not include any of our indebtedness to any of our Subsidiaries (as defined in the guaranty). If any payment made to any holder of any Senior Debt or its Senior Debt Representative (as defined in the guaranty) with respect to such Senior Debt is rescinded or must otherwise be returned by such holder or Senior Debt Representative upon our insolvency, bankruptcy or reorganization or otherwise, our reinstated indebtedness arising as a result of such rescission or return shall constitute Senior Debt effective as of the date of such rescission or return.

Our obligations under the guaranty will be unsecured and will be subordinated to the prior payment in full of our Senior Debt; and will be pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

We will execute the guaranty in favor of the holders of each series of debentures, regardless of whether a holder validly delivered and did not revoke a consent prior to the expiration date. It will not be necessary for new certificates to be issued evidencing the debentures to reflect the benefit of the guaranty, and no separate certificates will be issued to evidence the guaranty.

Except as provided in the following sentence, our guaranty will not make us or any of our subsidiaries subject to the covenants contained in the indenture and will not otherwise contain any restrictions on our operations. Lucent and its subsidiaries that were subject to the indenture prior to the merger will continue to remain subject to the indenture.

We may be released from the guaranty if all or substantially all of Lucent’s assets or capital stock are sold, transferred or disposed of (whether by sale, merger, recapitalization, dividend or similar transaction) to one or more persons or entities who are not our subsidiaries. If we are released from the guaranty, then we will not be subject to the reporting requirements under the supplemental indenture. In such circumstances, either Lucent or its subsequent parent who issues a parent guaranty will be subject to the reporting requirements under the supplemental indenture.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences of the consent solicitation and, subject to the limitations described below, constitutes the opinion of Proskauer Rose LLP, special tax counsel to Alcatel Lucent (“Proskauer Rose”). It is not a complete analysis of all the potential tax considerations relating to the consent solicitation. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the U.S. federal income tax treatment. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those described below. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to the statements made herein, and there can be no assurance that the IRS will not take a position contrary to such statements or that such contrary position taken by the IRS would not be sustained by a reviewing court.

This summary assumes that the debentures are held as capital assets. It does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to the holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose functional currency is not the U.S. dollar;

•	persons that hold debentures as part of a hedge, straddle, conversion transaction or integrated transaction;

•	persons deemed to sell debentures under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

If a partnership holds debentures, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding debentures is urged to consult his, her, or its tax advisor regarding the tax consequences of the consent solicitation.

Tax Consequences to U.S. Holders

For purposes of this discussion, a holder is a “U.S. Holder” if such holder is beneficial owner of a debenture and is:

•	a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or of any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (and certain other trusts that have elected to continue to be treated as U.S. trusts).

Debt Modification Rules.  Generally, the modification of the terms of a debt instrument is treated, for U.S. federal income tax purposes, as a “deemed exchange” of an old debt instrument for a new debt instrument if such modification is “significant” as specially determined for U.S. federal income tax purposes. For these purposes, a modification of the terms of a debt instrument is significant if, based on all the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant.

The adoption of the proposed amendments, in and of itself, should not constitute a significant modification of the terms of the debentures for U.S. federal income tax purposes because of a specific rule provided in the Treasury regulations that a modification that adds, deletes or alters customary accounting or financial covenants is not a significant modification. Upon adoption of the proposed amendments, we will also guarantee Lucent’s payment obligations with respect to the debentures. The Treasury regulations provide a specific rule that the addition of a guarantor on a debt instrument is a significant modification if the addition of the guarantor results in a change in payment expectations. The Treasury regulations further provide that a change in payment expectations occurs if, as a result of a transaction, there is substantial enhancement of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was primarily speculative prior to the modification and is adequate after the modification. Alternatively, the Treasury regulations provide that a change in payment expectations occurs if, as a result of the transaction, there is a substantial impairment of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was adequate prior to the modification and is primarily speculative after the modification. Proskauer Rose believes that our guaranty of Lucent’s payment obligations with respect to the debentures should not result in a change in payment expectations. Accordingly, the guaranty should not result in a significant modification of the debentures for U.S. federal income tax purposes.

In addition, the interest rate adjustment, in and of itself, should not constitute a significant modification of the terms of the debentures for U.S. federal income tax purposes. The Treasury regulations provide a specific rule that a change in the yield of a debt instrument is not a significant modification if the yield of the modified debt instrument (determined by taking into account any payments made by the issuer to the holder as consideration for the modification) does not vary from the yield on the unmodified debt instrument by more than the greater of 25 basis points or 5 percent of the annual yield on the unmodified debt instrument. While the interest rate adjustment will change the yield of the debentures, the change in yield should be less than that which would be treated as a significant modification of the debentures for U.S. federal income tax purposes under the Treasury regulations.

However, in determining whether the adjustment to the conversion rate for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually and the one-time adjustment to the conversion rate would constitute a significant modification of the terms of the debentures for U.S. federal income tax purposes, the general rule described above must be applied. For purposes of this facts and circumstances test, generally, all modifications to the terms of a debt instrument must be considered collectively in testing their significance. As a result, a series of such modifications may be economically significant when considered together although each such modification, if considered alone, would not be economically significant. Modifications of a debt instrument pursuant to the specific rules described above, however, do not need to be taken into account for purposes of this facts and circumstances test. Therefore, the adjustments to the conversion rate may be tested without regard to the other modifications to the terms of the debentures.

Based on the facts and circumstances, Proskauer Rose believes that the adjustments to the conversion rate may be viewed as economically significant, which would result in a significant modification in the debentures for U.S. federal income tax purposes. Accordingly, the modifications to the debentures may result in a deemed exchange of the debentures for U.S. federal income tax purposes. In a deemed exchange of the debentures for U.S. federal income tax purposes, U.S. Holders would not recognize any gain or loss (although any accrued and unpaid interest on the debentures would be taxed as such). In addition, U.S. Holders would continue to have the same tax basis and holding period with respect to the debentures as they had before the consent solicitation.

Recapitalization Treatment.  However, even if the modifications to the debentures result in a deemed exchange of the debentures for U.S. federal income tax purposes, Proskauer Rose believes that these modifications should not result in taxable income to U.S. Holders (except to the extent of any accrued and unpaid interest on the debentures). As discussed, if the modification of the debentures to reflect the proposed amendments, our guaranty, the interest rate adjustment and the adjustments to the conversion rate is treated as a significant modification of the debentures for U.S. federal income tax purposes, a U.S. Holder would be treated as having exchanged its “old” debentures for “new” debentures for U.S. federal income tax purposes. Even so, the U.S. Holder would not recognize any gain or loss upon this deemed exchange of “old” debentures for “new” debentures for U.S. federal income purposes if the debentures, as originally issued and as amended, constitute “securities” for U.S. federal income tax purposes. In such event, the deemed exchange would be treated as a tax-free recapitalization for U.S. federal income tax purposes. There is no precise definition of what constitutes a “security” under U.S. federal income tax law. The determination of whether a debt instrument is a security for U.S. federal income tax purposes requires an overall evaluation of the nature of the debt instrument, with the term of the debt instrument regarded as one of the more important factors. A debt instrument with a term to maturity of five years or less generally does not qualify as a security, and a debt instrument with a term to maturity of ten years or more generally does qualify as a security. The debentures have original maturities ranging from approximately twenty to twenty-two years. Following the deemed exchange, the debentures would be treated as having maturities ranging from approximately seventeen to nineteen years. Given the maturities and the other terms of the debentures, Proskauer Rose believes that the debentures should constitute securities for U.S. federal income tax purposes. Accordingly, a U.S. Holder of a debenture should not recognize any income, gain or loss as a result of the modifications to the debentures (except to the extent of any accrued and unpaid interest on the debentures). The U.S. Holder should take a tax basis in the “new” debenture equal to its tax basis in the “old” debenture immediately prior to the deemed exchange and the U.S. Holder’s holding period for the “new” debenture should include the period during which the “old” debenture was held.

Constructive Dividends.  There will be an adjustment to the conversion rate for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually as well as a one-time conversion rate adjustment. Treasury regulations provide that an adjustment to the conversion rate may result in a taxable constructive stock distribution to a U.S. Holder if, and to the extent that, the adjustment to the conversion rate increases the proportionate interest of such U.S. Holder in our earnings or assets, whether or not such U.S. Holder ever converts the debentures into ADSs, notwithstanding that such U.S. Holder does not receive a cash payment. Proskauer Rose believes that the adjustment to the conversion rate for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually would likely be treated as a taxable stock distribution at the time of such conversion rate adjustment and the one-time adjustment to the conversion rate would likely be treated as a taxable stock distribution at the times of the corresponding payments, if any, of cash dividends or distributions on our ordinary shares. Any such stock distributions would be taxable as dividend income to the extent of our earnings and profits, with any excess treated as a tax-free return of capital up to such U.S. Holder’s tax basis in the debentures and then as capital gain.

Information Reporting and Backup Withholding.  In general, information reporting requirements may apply to payments of interest or dividends or of the proceeds of the sale or other disposition or retirement of the debentures. In addition, a U.S. Holder may be subject to backup withholding at the applicable rate (currently 28%) on such payments or proceeds if the U.S. Holder fails to provide its taxpayer identification number to the applicable withholding agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding deducted from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Exempt U.S. Holders (including corporations) are not subject to these backup withholding and information reporting requirements, provided that they properly demonstrate their eligibility for exemption.

Tax Consequences to Non-U.S. Holders

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of a debenture that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. This discussion is not addressed to Non-U.S. Holders who own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Lucent entitled to vote, who are controlled foreign corporations related to Lucent through stock ownership, or who, on the date of acquisition of the debentures, owned debentures with a fair market value of 10% or more of the fair market value of the common stock of Lucent. Additionally, this discussion does not describe the U.S. federal income tax consequences to Non-U.S. Holders who are engaged in a trade or business in the United States with which the debentures are effectively connected, or who are individuals present in the United States for 183 days or more in the taxable year of disposition. Such Non-U.S. Holders will generally be subject to special rules.

Deemed Exchange of the Debentures.  Subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on a deemed exchange of the “old” debentures for the “new” debentures would not be subject to U.S. federal income tax. Deemed payments of interest (including original issue discount, if any) to any Non-U.S. Holder on a deemed exchange of the “old” debentures for the “new” debentures would not be subject to U.S. federal withholding tax, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or successor form) that it is not a U.S. person.

Constructive Dividends.  As described under “Tax Consequences to U.S. Holders — Constructive Dividends” above, the adjustment to the conversion rate of the debentures for the payment of cash dividends or distributions on our ordinary shares above €0.08 per share annually and the one-time conversion rate adjustment would likely be treated as a constructive stock distribution with respect to our ordinary shares. Under the Code, dividends paid by a non-U.S. corporation to a non-U.S. person would not be subject to U.S. withholding tax. Proskauer Rose believes that any constructive stock distributions resulting from the adjustments to the conversion rate of the debentures would more likely than not be treated as paid by Alcatel Lucent, a non-U.S. corporation, since such adjustments relate to our ordinary shares. Accordingly, Lucent intends to take the position that such constructive stock distributions are not subject to U.S. withholding tax. However, in the event that any withholding is later determined to be required, the indenture provides that Lucent (or a third party withholding agent) may set off any withholding tax that Lucent (or such third party) is required to collect from a Non-U.S. Holder with respect to any such constructive stock distribution against payments to that Non-U.S. Holder with respect to the debentures or the ADSs issued upon conversion of the debentures.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to payments of interest or dividends or the proceeds of the sale or other disposition or retirement of the debentures. Unless a Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person or otherwise establishes an exemption, the Non-U.S. Holder may be subject to backup withholding on such payments or proceeds. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE CONSENT SOLICITATION TO THEIR PARTICULAR CIRCUMSTANCES.

ADDITIONAL INFORMATION

Memorandum and Articles of Association

Purpose.  The purposes of our company can be found in Article 2 of our articles of association and bylaws. Generally, our purpose in all countries is to take any and all types of actions relating to domestic, industrial, civilian or military applications and other applications related to electricity, telecommunications, data processing, electronics, space industry, nuclear power, metallurgy and generally to all means of production and transmission of power or communications (cables, batteries and other components) and all possible activities related to operations and services in connection with these means. In addition, we may create companies regardless of activity, own stock in other companies and manage shares and securities.

Information Concerning Our Directors

General.  Our articles of association and bylaws (statuts) stipulate that our directors shall be elected by our shareholders and that our board shall consist of no fewer than six and no more than 14 directors. Our board of directors presently consists of 14 directors. Pursuant to the merger agreement, our board of directors is comprised of the former chief executive officers of each of Alcatel and Lucent, five former Alcatel directors, five former Lucent directors and two European directors who qualify as independent directors. Two representatives of our employees or employees or our subsidiaries and participants in a mutual fund for our employees that hold our shares (an “FCP”) serve as censeurs, non-voting observers on the board of directors. The board of directors shall determine our business strategies and ensure their implementation.

Directors are elected for terms of up to four years, which term can only be renewed by the vote of our shareholders. However, directors may be elected to multiple, and consecutive terms. For one year following the effective time of the merger, the appointment of a replacement director, in the event of a vacancy by reason of death or resignation, would require the affirmative vote of the majority of the directors present or represented.

The board of directors decides whether management of our company will be performed by the chairman of the board of directors or by the chief executive officer. For a three-year period following the effective time of the merger, management of our company will be performed by the chief executive officer unless the board of directors determines, by the affirmative vote of the directors then in office, that the management of our company will be performed by the chairman of the board of directors. Our board of directors appoints, and has the power to remove, the chairman and chief executive officer. For a three-year period following the effective time of the merger, at least a two-thirds vote of the board of directors then in office will be required to remove the chairman of the board of directors or chief executive officer and to decide on replacement.

Directors can be individuals or entities, including corporations. If an entity is a director, it must appoint an individual to act as its permanent representative.

Our articles of association and bylaws provide that the board of directors is responsible for managing our company. In accordance with article 17 of our articles of association and bylaws, the board of directors has the discretion to determine whether the management of our company will be performed by the chairman of the board of directors or by a chief executive officer.

Shareholdings.  Each director must own at least 500 shares.

Retirement.  Generally, the maximum age for holding a directorship is 70. However, this age limit does not apply if less than one-third, rounded up to the nearest whole number, of serving directors has reached the age of 70. No director over 70 may be appointed if, as a result of the appointment, more than one-third of the directors would be over 70.

If for any reason more than one-third of the number of serving directors are over 70, then the oldest director shall be deemed to have retired at the ordinary shareholders’ meeting called to approve our accounts for the fiscal year in which the one-third threshold was exceeded, unless the board proportion is reestablished prior to the meeting.

If a company or other legal entity has the right to appoint a director and that director reaches 70, the company or legal entity must replace the director by the date of the ordinary shareholders’ meeting called to approve our accounts for the fiscal year in which such director reached 70.

The retirement age for the Chief Executive Officer is 68. The maximum age for holding the chairmanship of the board is 70. However, when the roles of the chairman and the chief executive officer are held by separate persons, the age limit applicable to the chairman of the board of directors shall be that applied to all of our directors.

EXPENSES OF THE ISSUE

The table below sets forth the various expenses and costs to be incurred by us in connection with the distribution of the guaranty offered hereby and not the cost of the consent solicitation. All the amounts shown are estimated except the SEC registration fee.

SEC registration fee	$174,464
Printing and engraving expenses	200,000
Accounting fees and expenses	250,000
Legal fees and expenses	150,000
Miscellaneous expenses	100,536
Total expenses	$875,000

LEGAL MATTERS

Proskauer Rose LLP has passed upon the validity of the guaranty and will pass upon certain tax matters. Proskauer Rose relied as to certain matters of French law upon the opinion of Mr. Pascal Durand-Barthez, currently, secretary of the board of directors of Alcatel Lucent and formerly, Alcatel’s general counsel. Mr. Durand-Barthez is regularly employed by us, owns our ordinary shares and holds options to purchase additional ordinary shares of Alcatel Lucent.

EXPERTS

The consolidated financial statements of Alcatel and its subsidiaries as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, incorporated in this consent solicitation/prospectus by reference from Alcatel’s Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, have been audited by Deloitte & Associés (Neuilly-sur-Seine, France), an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this consent solicitation/prospectus by reference to the Annual Report on Form 10-K of Lucent Technologies Inc. and its subsidiaries dated December 14, 2006 for the year ended September 30, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN GET MORE INFORMATION

Available Information

We file reports and other information with the SEC. You may read and copy these reports, statements or other information filed by either Alcatel or Lucent at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. The SEC filings of each of Alcatel, Lucent and Alcatel Lucent are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Incorporation of Documents by Reference

The SEC allows us to incorporate by reference information into this consent solicitation/prospectus. This means that we can disclose information to you by referring you to another document that Alcatel, Lucent or Alcatel Lucent filed with or furnished to the SEC. We will make those documents available to you without charge upon your oral or written request. Requests for those documents should be directed to:

Alcatel Lucent
54, rue La Boétie
75008 Paris, France
011 33(1) 40 76 10 10
Attention: Investor Relations
www.alcatel-lucent.com

We are incorporating by reference the following documents filed by Alcatel:

•	Alcatel’s annual report on Form 20-F for the fiscal year ended December 31, 2005 filed on March 31, 2006, as amended by Form 20-F/A filed on August 4, 2006 and Form 20-F/A filed on August 7, 2006;

•	Alcatel’s report of foreign issuer on Form 6-K furnished to the SEC on April 3, 2006; April 6, 2006; June 8, 2006; September 6, 2006 (with respect to the results of Alcatel’s annual ordinary and extraordinary meeting of shareholders only); September 29, 2006; November 20, 2006; and November 30, 2006; and

•	the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” contained in the registration statement on Form F-3 (File No. 333-138670), filed by Alcatel on November 14, 2006.

We incorporate by reference into this consent solicitation/prospectus all annual reports on Form 20-F filed by us under the Exchange Act after the date of this consent solicitation/prospectus and before the expiration date. We may incorporate by reference into this consent solicitation/prospectus all or a portion of our reports of foreign issuer on Form 6-K that we identify in the Form 6-K as being incorporated into this consent solicitation/prospectus filed after the date of this consent solicitation/prospectus and before the expiration date.

We are also incorporating by reference into this consent solicitation/prospectus the following documents filed by Lucent:

•	Lucent’s annual report on Form 10-K for the fiscal year ended September 30, 2006 filed on December 14, 2006; and

•	Lucent’s current reports on Form 8-K filed on November 20, 2006.

We incorporate by reference into this consent solicitation/prospectus by reference additional documents that Lucent may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this consent solicitation/prospectus and before the expiration date.

This additional information is a part of this consent solicitation/prospectus from the date of filing of those documents.

Any statements made in this consent solicitation/prospectus or in a document incorporated or deemed to be incorporated by reference into this consent solicitation/prospectus will be deemed to be modified or superseded for purposes of this consent solicitation/prospectus to the extent that a statement contained in this consent solicitation/prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated into this consent solicitation/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this consent solicitation/prospectus.

The information relating to Alcatel or Lucent or the combined company contained in this consent solicitation/prospectus should be read together with the information in the documents incorporated by reference.

ANNEX A

SEC Covenant Amendment:

Notwithstanding the foregoing, if the Parent executes and delivers a Parent Guaranty, the Parent may furnish to the Holders copies of its annual report and the information, documents and other reports (without including the condensed consolidating footnote contemplated by Rule 3-10 of Regulation S-X promulgated under the Securities Act) that the Parent is required to file pursuant to Sections 13 and 15(d) of the Exchange Act in lieu of those required to be furnished by the Company. At such time as the Parent Guaranty is released or terminated, the Parent shall no longer be obligated to provide the reports and information provided for in this paragraph.

Conversion Rate Adjustment Amendment:

Cash dividends or distributions.  In case the Parent pays a dividend or makes a distribution in all cash on the Common Stock to all holders of Common Stock during any fiscal year (or portion thereof) of Parent after the Third Supplemental Indenture Date for which an adjustment has not been made previously pursuant to this Section 1.10(f)(viii) and Section 1.10(f)(vii) in an aggregate amount that, together with all other all-cash dividends or distributions made during such fiscal year (or portion thereof) that exceeds, on a per share Common Stock basis, the Dividend Threshold Amount (excluding, any such cash dividend or distribution in connection with liquidation, dissolution or winding up of the Parent) the Conversion Rate in effect immediately before the close of business on the day that the ADSs trade ex-distribution will be adjusted by dividing (A) the Conversion Rate by (B) a fraction, the numerator of which will be the Current Market Price of the ADSs and the denominator of which will be the Current Market Price of the ADSs plus the amount per share of such dividend or distribution received by the holders of ADSs in excess of the Dividend Threshold Amount, and, if applicable, converted into Dollars using the euro/US dollar “noon buying rate” in New York certified by the New York Federal Reserve Bank on the date of payment of such dividend or distribution to the holders of Alcatel Lucent Ordinary Shares. If the prior consent of the Parent’s shareholders would be required for the issuance of any additional shares of ADSs issuable as a result of the adjustment provided for in this Section 1.10(f)(viii) and such consent has not been received as of the relevant Conversion Date, the Company shall have at its option the right to deliver cash, ADSs or any combination of cash and ADS for the current market value of such additional shares. The current market value of such additional shares of ADSs shall be determined to the nearest 1/10,000th of a share and shall be the Sale Price of a share of ADS on the Trading Day immediately preceding the relevant Conversion Date. If the shareholders’ consent shall have been received prior to the relevant Conversion Date, the Company shall not have the option of delivering cash for such additional shares of ADSs, other than in respect of any fractional shares issuable upon such conversion.

Withholding tax amendment:

If the Company pays U.S. federal withholding taxes on behalf of a non-U.S. Holder as a result of the Third Supplement Conversion Rate Adjustment or any adjustment provided for in Section 1.10(f)(viii), the Company may, at its option, set off such payments against payments to such non-U.S. Holder with respect to the Debentures held by such Holder or the ADSs issuable to such Holder upon conversion.

A-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers.

Under French law, sociétés anonymes may generally indemnify, contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liabilities cannot be indemnified under French law, whether directly by the company or through liability insurance.

Sociétés anonymes are generally allowed to advance expenses incurred by their officers and directors in defending any civil or criminal action. They may also indemnify those directors and officers for their expenses, provided that they acted in good faith and in their capacities as directors or officers of the company.

Item 9.	Exhibits.

Exhibit
Number

4	.1.1	Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (filed as Exhibit 4.1 to the Current Report on Form 8-K dated June 4, 2003, filed by Lucent Technologies Inc. on June 25, 2003)(2)
4	.1.2	First Supplemental Indenture, dated June 4, 2003, by and between Lucent Technologies Inc. and the Bank of New York (filed as Exhibit 4.2 to the Current Report on Form 8-K dated June 4, 2003, filed by Lucent Technologies Inc. on June 25, 2003)(2)
4	.1.3	Second Supplemental Indenture, dated November 30, 2006 by and between Lucent Technologies Inc. and the Bank of New York
4	.1.4	Revised form of Third Supplemental Indenture
4	.1.5	Revised form of Alcatel Lucent Guaranty for 2 3/4% Series A Convertible Senior Debentures due 2023 and 2 3/4% Series B Convertible Senior Debentures due 2025
5	.1.1	Opinion of Pascal Durand-Barthez regarding legality of the securities being registered(1)
5	.1.2	Opinion of Proskauer Rose LLP regarding legality of the securities being registered(1)
8.1		Opinion of Proskauer Rose LLP regarding certain U.S. federal income tax matters
12		Computation of ratio of earnings to fixed charges(1)
23.1		Consent of Deloitte & Associés
23.2		Consent of PricewaterhouseCoopers LLP
23.3		Consent of Pascal Durand-Barthez(1)
23.4		Consent of Proskauer Rose LLP(1)
23.5		Consent of Proskauer Rose LLP (included in Exhibit 8.1)
24.1		Power of Attorney (previously filed for Serge Tchuruk, Daniel Bernard, W. Frank Blount, Jozef Cornu, Jean-Pierre Halbron, Daniel Lebègue)
24.2		Power of Attorney (Linnet F. Deily, Lady Sylvia Jay CBE, Karl J. Krapek, Henry Schacht)
99.1		Revised Form of Letter of Consent relating to the debentures

(1) Previously filed.

(2)	Incorporated by reference from other documents filed with the Commission as indicated.

Item 10.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference into the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial Statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or by Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this post-effective amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on this 15th day of December, 2006.

ALCATEL LUCENT

By:	/s/ Jean-Pascal Beaufret
Name: Jean-Pascal Beaufret

Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to registration statement has been signed by the following persons in the capacities indicated on December 15, 2006:

Signature	Title

/s/ Patricia F. Russo Patricia F. Russo	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Serge Tchuruk	Chairman of the Board of Directors

* Daniel Bernard	Director

* W. Frank Blount	Director

* Jozef Cornu	Director

* Linnet F. Deily	Director

Robert E. Denham	Director

* Jean-Pierre Halbron	Director

Edward E. Hagenlocker	Director

* Lady Sylvia Jay CBE	Director

Signature	Title

* Karl J. Krapek	Director

* Daniel Lebègue	Director

* Henry Schacht	Director

Jean-Cyril Spinetta	Director

* Stephen R. Reynolds	Authorized Representative in the United States

By: /s/ Jean-Pascal Beaufret *Jean-Pascal Beaufret	Attorney-In-Fact